02022422

ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 6 2002
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden	
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SEC FILE NUMBER
8-41632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trade Management, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

208 South LaSalle, Suite 1602
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. Sean Frey — (312) 596-7715
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of TRADE MANAGEMENT, LLC, as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

10th day of April 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Herbert Kurlan
Signature
TRADE MANAGEMENT, LLC
President of the Managing Member
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Trade Management, LLC

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 5

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Trade Management, LLC

We have audited the accompanying statement of financial condition of Trade Management, LLC as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 4 to the financial statements, the exchange membership is stated at liquidation value (which is the value it was sold for subsequent to year end). U.S. generally accepted accounting principles require that exchange memberships be stated at historical cost.

In our opinion, except for the effect of valuing the exchange membership at liquidation value, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trade Management, LLC as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
April 10, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Trade Management, LLC
Statement of Financial Condition
December 31, 2001

Assets

Receivable from broker-dealer	$ 7,480,440
Securities owned (pledged $19,821,580)	19,871,586
Exchange membership, at liquidation value	50,000
Other assets	35,008
Total assets	$ 27,437,034

Liabilities and Members' Equity

Liabilities	
Due to former member	$ 250,000
Securities sold, not yet purchased	26,241,885
Total liabilities	26,491,885
Members' equity	945,149
Total liabilities and members' equity	$ 27,437,034

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Trade Management, LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and acts as a market maker on exchanges located in San Francisco and Chicago. The Company intends to cease operations and withdraw as a broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management. Resulting unrealized gains and losses are reflected in revenue. Trading gains from principal transactions are recorded net of commissions and trader participation.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 2 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 9,047,521	$(17,696,070)
Equity options	10,774,065	(8,545,815)
Preferred stock, nonmarketable	50,000	
Total	$ 19,871,586	$(26,241,885)

At December 31, 2001, marketable securities of $19,821,586 and receivable from broker-dealer of $7,480,440 were pledged as collateral for securities sold, not yet purchased.

Note 3 Exchange Membership

The exchange membership is stated at liquidation value, which is the value it was sold for subsequent to year end. The unrealized loss is reflected in income. Generally accepted accounting principles require that exchange memberships be stated at historical cost. If the exchange membership was stated at historical cost, exchange membership and members' equity would have been increased by $120,000 as of December 31, 2001.

Note 4 Members' Equity

The Company's operating agreement provides for managing, capital, and entrepreneurial classes of members having varying rights, preferences, privileges and obligations. The managing member has sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial and capital members have limited voting rights and do not participate in management of the Company.

The managing member is allocated profits and losses in accordance with the operating agreement. Capital members are designated by the managing member, have contributed capital, and are allocated profits and losses based upon their percentage interest.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members share only in the profits of their respective trading accounts and are not responsible for losses. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason.

As of December 31, 2001, members' equity balances were $50,000 for the managing member, $895,149 for the capital member, and $0 for the entrepreneurial members.

Note 5 Employee Benefit Plan

The Company has a qualified money purchase plan covering all eligible employees. Under the provisions of the plan, the Company contributes a percentage of the employee's salary to the plan.

Note 6 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 6 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears all of its trades through one clearing broker. In the event this party does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this entity. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the broker-dealer.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission the Company is required to maintain "net capital" equal to the greater of 6-2/3 percent of "aggregate indebtedness" or $100,000, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital and net capital requirements of approximately $635,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of distributions to members.